UNIGENE LABORATORIES, INC.
81 Fulton Street
Boonton, New Jersey 07005

April 18, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director
Karen Ubell, Staff Attorney
Brian Pitko, Staff Attorney

Re:	Unigene Laboratories, Inc.
Post-Effective Amendment No. 1 to Form S-1 on Form S-3
Filed March 23, 2011
File No. 333-166850

Ladies and Gentlemen:

I am writing on behalf of Unigene Laboratories, Inc. (the “Company” or “Unigene”) in response to the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Ashleigh Palmer dated March 30, 2011 (the “Comment Letter”).  For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

General

1.     We note that you have a pending confidential treatment request.  Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:

On April 5, 2011, the Company received a letter from the Staff (the “CTR Comment Letter”) regarding the Company’s Application for Confidential Treatment.  In response to the CTR Comment Letter and the comment raised therein, on April 18, 2011, the Company filed a new Exhibit 10.38 with its Annual Report on Form 10-K Amendment No. 1 (the “Form 10-K/A Filing”) that reflects the revisions requested in the CTR Comment Letter.

2.     We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009 filed March 16, 2010.  We will not be in a position to accelerate the effectiveness of your registration statement until all comments on this filing are resolved.

Securities and Exchange Commission
   April 18, 2011

Response:

On April 12, 2011, the Company received a letter from the Commission informing the Company that there are no outstanding comments remaining with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

Where You Can Find More Information, page 23

3.     We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended December 31, 2010.  This filing does not contain the information required by Part III of Form 10-K.  We will not be in a position to accelerate the effectiveness of your registration statement until you amend your Form 10-K to include the Part III information or have provided the information in a definitive proxy statement.

Response:

The Form 10-K/A Filing, which was filed on April 18, 2011, included Part III information.  Accordingly, the Company respectfully requests that the Staff acknowledge it is in a position to consider a request for acceleration of effectiveness of the registration statement.

*   *   *

At the Staff’s request, the Company acknowledges that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
   April 18, 2011

If you have any questions regarding this letter, please contact the undersigned at (973) 265-1100.

Very truly yours,

/s/  William Steinhauer

William Steinhauer
Vice President of Finance

cc:           Ashleigh Palmer
William Steinhauer
Ella DeTrizio, Dechert LLP
Sara Bucholtz, Dechert LLP